NEWS RELEASE DNT: TSX DNT: BVL WKN: GW4

CANDENTE RESOURCE CORP. – RESULTS FOR THE PERIOD ENDING SEPTEMBER 30, 2007

Vancouver, British Columbia, November 14th, 2007.  Candente Resource Corp. (DNT:TSX) “Candente” announces its Third Quarter results for the period ended September 30, 2007.  All amounts in this release are in U.S. dollars unless otherwise stated.

Candente incurred a total of $9.4 million on its mineral properties during the nine months ended September 30, 2007, of which $7.6 million was spent on its Cañariaco Copper Project.  Total expenditures on Cañariaco since acquisition in 2002 are $14.0 million.

During the period, the Company received gross proceeds of $16.2 million, less $1.3 million in share issue costs, for net proceeds of $14.9 million (Cdn$17.1 million gross, less Cdn$1.4 million in share issue costs, for Cdn$15.7 million net) from the completion of a brokered private placement of 13,169,870 common shares at a price of Cdn$1.30 per share.  Further, the Company received proceeds of $868,000 from the exercise of stock options to issue 1,570,500 common shares at a weighted-average price of Cdn$0.61 per share and $2.7 million from the exercise of warrants to issue 2,256,938 common shares at a weighted-average price Cdn$1.31 per share.

At September 30, 2007, there are 8.7 million stock options outstanding, of which 5.9 million are vested and “in-the-money”.  These in-the-money options would generate Cdn$4.8 million in additional funding should these be exercised in full.  Further, there are 1.9 million warrants (780,592 @ Cdn$1.37 and 1,156,875 @ Cdn$1.65) outstanding which would generate Cdn$3.0 million in additional funding should these be exercised in full.

At September 30, 2007, the Company had working capital of $10.4 million including cash and cash equivalents of $11.6 million.  The Company’s net loss for the nine months ending September 30, 2007 totalled $1.7 million, or $0.03 per share, compared to a loss of $1.2 million, or $0.03 per share, for the same period in the prior year.

The Financial Statements and Management Discussion and Analysis are available on the Company website www.candente.com

Candente is a diversified copper and gold exploration company focused on increasing value through discovery for both shareholders and local stakeholders.  Candente has an advanced exploration stage leachable copper project, Cañariaco, and several other gold, copper and silver projects in Peru and Mexico.  Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com           www.candente.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

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